UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number__________

ERO COPPER CORP.

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

625 Howe Street, Suite 1050

Vancouver, British Columbia

V6C 2T6

(604) 449-9236

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange On Which Registered:
Common Shares, no par value	ERO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☐

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Registration Statement”), includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as life-of-mine plans; targeting additional mineral resources and expansion of deposits; the capital and operating cost estimates and the economic analyses (including cash flow projections) from the technical report on the MCSA Mining Complex (as defined below) dated January 14, 2021, with an effective date of October 1, 2020 (the “MCSA Mining Complex Technical Report”), the technical report on the NX Gold Mine (as defined below) dated January 8, 2021, with an effective date of September 30, 2020 (the “NX Gold Technical Report”) and the technical report on the Boa Esperança Property (as defined below) dated September 7, 2017, with an effective date of June 1, 2017 (the “Boa Esperança Technical Report”); the Registrant’s expectations, strategies and plans for the MCSA mining complex located within the Curaçá Valley, northeastern Bahia State, Brazil (the “MCSA Mining Complex”), the NX Gold property located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil (the “NX Gold Property” or the “NX Gold Mine”) and the Boa Esperança property located within southeastern Pará State, Brazil (the “Boa Esperança Property”), including the Registrant’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Registrant’s expectations for current and future exploration and drilling plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Registrant’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Registrant’s past producing open pit mines, the costs, timing and advancement of ongoing projects including, but not limited to, the Deepening Extension Project (as defined in the MCSA Mining Complex Technical Report) and the re-start of the Surubim OP Mine (as defined in the MCSA Mining Complex Technical Report), estimated completion dates for certain milestones, successfully adding or upgrading mineral resources and successfully developing new deposits; the significance of any potential optimization initiatives in connection with the Boa Esperança Property and the potential issuance, and timing of, an optimized feasibility study; the timing and amount of future production at the MCSA Mining Complex, the Boa Esperança Property and the NX Gold Property; the impacts of COVID-19 on the Registrant’s business, financial condition, results of operations, cash flows and prospects; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Registrant and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; the Registrant's ability to service its ongoing obligations; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Registration Statement, including, without limitation, assumptions about: continued effectiveness of the measures taken by the Registrant to mitigate the possible impact of COVID-19 on its workforce and operations; favorable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Registrant’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favorable such that the Registrant is able to operate in a safe, efficient and effective manner; the work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms; obtaining required renewals for existing approvals, licenses and permits on favorable terms; requirements under applicable laws; sustained labor stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Registrant’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Registrant’s current loan arrangements. While the Registrant considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, global health, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Registrant and there is no assurance that they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Registrant to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: copper and gold prices are volatile and may be lower than expected; mining operations are risky; mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Registrant may not produce as expected; geotechnical, hydrological and climatic events could suspend mining operations or increase costs; actual production, capital and operating costs may be different than those anticipated; infectious diseases, such as COVID-19, may affect the Registrant’s business and operations; changes in climate conditions may affect the Registrant’s operations; currency fluctuations can result in unanticipated losses; the successful operation of the MCSA Mining Complex and the NX Gold Property and the successful development and operation of the Boa Esperança Property depend on the skills of the Registrant’s management and teams; operations during mining cycle peaks are more expensive; title to the MCSA Mining Complex, the NX Gold Property and/or the Boa Esperança Property may be disputed; the Registrant may fail to comply with the law or may fail to obtain or renew necessary permits and licenses; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Registrant may not be able to successfully complete new construction projects; land reclamation and mine closure requirements may be burdensome and costly; the mining industry is intensely competitive; inadequate infrastructure may constrain mining operations; operating cash flow may be insufficient for future needs; fluctuations in the market prices and availability of commodities and equipment affect the Registrant’s business; a failure to maintain satisfactory labor relations can adversely impact the Registrant; the Registrant’s insurance coverage may be inadequate to cover potential losses; it may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein; the directors and officers may have conflicts of interest with the Registrant; future acquisitions may require significant expenditures and may result in inadequate returns; disclosure and internal control deficiencies may adversely affect the Registrant and failures of information systems or information security threats can be costly; the Registrant may be subject to costly legal proceedings; the Registrant may be subject to shareholder activism; the Boa Esperança Property is located in an underdeveloped rural area; product alternatives may reduce demand for the Registrant’s products; the Registrant is subject to restrictive covenants that limit its ability to operate its business; the Registrant’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction; the Registrant may be negatively impacted by changes to mining laws and regulations; a failure to maintain relationships with the communities in which the Registrant operates and other stakeholders may adversely affect the Registrant’s business; corruption and fraud in Brazil relating to ownership of real property may adversely affect the Registrant’s business; the Registrant is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Registrant’s cash flow; inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Registrant's financial condition and results of operations; exchange rate instability may have a material adverse effect on the Brazilian economy; the Registrant’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreigner investors or Brazilian companies under foreign control; recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Registrant; the Registrant may be responsible for corruption and anti-bribery law violations; investors may lose their entire investment; dilution from equity financing could negatively impact holders of the common shares of the Registrant (the “Common Shares”); equity securities are subject to trading and volatility risks; sales by existing shareholders can reduce share prices; the Registrant does not intend to pay dividends; public companies are subject to securities class action litigation risk; if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Registrant’s business, the price and trading volume of the Common Shares could decline; and global financial conditions can reduce the price of the Common Shares.

Although the Registrant has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be risks, uncertainties and other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended, including, without limitation, the risk factors listed under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2020, attached hereto as Exhibit 99.1, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

The Registrant cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained in, or incorporated by reference into, this Registration Statement are made as of the date of this Registration Statement and the Registrant disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Registration Statement has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”).

The Registrant prepares its financial statements, which are filed with this Registration Statement as Exhibit 99.3 and 99.8 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Registration Statement, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.35, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value.  The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series; (ii) receive dividends on a pro rata basis as and when declared by the board of directors of the Registrant; and (iii) participate in any distribution of the Registrant’s net assets upon liquidation, dissolution or winding-up on a pro rata basis. There are no pre-emptive, redemption, purchase or conversion rights attached to the Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Registrant had the following contractual obligations outstanding:

	Payments due by period (U.S. dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loans and borrowings	169,889	12,223	36,998	119,976	692
Interest on loans and borrowings	15,025	5,859	4,863	4,296	7
Accounts payable and accrued liabilities	37,878	37,878	—	—	—
Value added, payroll and other taxes	16,332	13,361	1,484	1,487	—
Capital (Finance) Lease Obligations	1,748	1,402	346	—	—
Total	240,872	70,723	43,691	125,759	699

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Documents
Annual Information
99.1*	Annual Information Form for the year ended December 31, 2020
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3*	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019
99.4*	Annual Report dated March 16, 2021
99.5*	Sustainability Report dated April 13, 2021
99.6*	Annual Information Form for the year ended December 31, 2019
99.7*	Management’s Discussion and Analysis for the year ended December 31, 2019
99.8*	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.9*	Annual Report dated March 12, 2020
99.10*	Sustainability Report dated March 31, 2020
Quarterly Information
99.11*	Management’s Discussion and Analysis for the three months ended March 31, 2021
99.12*	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020
99.13*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020
99.14*	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019
99.15*	Management’s Discussion and Analysis for the three and six months ended June 30, 2020
99.16*	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 and 2019
99.17*	Management’s Discussion and Analysis for the three months ended March 31, 2020
99.18*	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019
Shareholder Meeting Materials and Voting Results
99.19*	Report of voting results with respect to the annual general and special meeting of the Registrant’s shareholders held on May 4, 2021
99.20*	Management Information Circular, dated March 16, 2021, with respect to the annual general meeting of the Registrant’s shareholders held on May 4, 2021
99.21*	Management Information Circular, dated March 12, 2020, with respect to the annual general and special meeting of the Registrant’s shareholders held on May 7, 2020
99.22*	Report of voting results with respect to the annual general and special meeting of the Registrant’s shareholders held on May 7, 2020
Material Change Reports
99.23*	Material Change Report, dated December 1, 2020
99.24*	Material Change Report, dated November 24, 2020
Other Material Documents
99.25**	Technical Report on the MCSA Mining Complex dated January 14, 2021, with an effective date of October 1, 2020
99.26**	Technical Report on the NX Gold Mine dated January 8, 2021, with an effective date of September 30, 2020
99.27**	Technical Report on the NX Gold Mine dated February 3, 2020, with an effective date of September 30, 2019
Consents
99.28*	Consent of KPMG LLP
99.29**	Consent of Porfirio Cabaleiro Rodriguez, FAIG
99.30**	Consent of Paulo Roberto Bergmann, FAusIMM
99.31**	Consent of Dr. Augusto Ferreira Mendonça, RM SME
99.32**	Consent of Dr. Beck (Alizeibek) Nader, FAIG
99.33**	Consent of Bernardo Horta de Cerqueira Viana, MAIG
99.34**	Consent of Fábio Valério Câmara Xavier, MAIG
99.35**	Consent of Leonardo de Moraes Soares, MAIG

*	Filed herewith.
**	To be filed with Amendment No. 1 to this Registration Statement on Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO COPPER CORP.

/s/ Deepk Hundal
Name:	Deepk Hundal
Title:	VP, General Counsel and Corporate Secretary

Date: June 4, 2021